Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 5 DECEMBER 2007	ASX Code: OEC
OTCBB Code: OBTLY

Continental Corporation concludes purchase of Synerject JV partner Siemens VDO Automotive

PERTH, AUSTRALIA:  Orbital Corporation Limited notes that Continental Corporation has officially concluded the purchase of Siemens VDO Automotive AG earlier this week.

There is no change in the ownership structure of the Synerject joint venture with Siemens VDO Automotive remaining as the 50% partner in our Synerject joint venture. Orbital does not expect significant changes to the Synerject organization or strategy as a result of this transaction.

With sales of more than US$35 billion, the new Continental Corporation ranks among the top five globally in the automotive supplier industry.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au